

October 14, 2011

<u>Via Email</u>
Jerry A. Weberling
Executive Vice President and Chief Financial Officer
CFS Bancorp, Inc.
707 Ridge Road
Munster, Indiana 46321

     Re: **CFS Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 28, 2011
              Form 10-Q for Fiscal Quarter Ended March 31, 2011
              Filed April 29, 2011
              Form 10-Q for Fiscal Quarter Ended June 30, 2011
              Filed August 10, 2011
              File No. 000-24611

Dear Mr. Weberling:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Paul Cline

                         Paul Cline
                         Staff Accountant